

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/GS/CPP/040/05

BY AIRMAIL



11th March, 2005



05006703

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

3/23

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 11th March, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Resignation of Independent Non-Executive Director
   Date : March 8, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Press Announcement relating to Delay in Despatch of Circular
   Date : March 10, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Wednesday, March 9, 2005



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announces that due to personal reasons, Mr. Chidchai Vanasatidya resigned as independent non-executive director and audit committee member of the Company with effect from 8th March, 2005. The Board would like to take this opportunity to thank Mr. Chidchai Vanasatidya for his invaluable contribution to the Company throughout the term of his service.

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") announces that due to personal reasons, Mr. Chidchai Vanasatidya resigned as independent non-executive director and audit committee member of the Company with effect from 8th March, 2005. Mr. Vanasatidya has confirmed to the Board that he has no disagreement with the Board and that there are no other matters in relation to his resignation which need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Chidchai Vanasatidya for his invaluable contribution to the Company throughout the term of his service.

Reference is made to the announcement (the "Announcement") of the Company dated 2nd March, 2005 relating to, among other matters, the application for the granting of the Whitewash Waiver (as defined in the Announcement). The Executive has granted its consent under Rule 7 of the Hong Kong Code on Takeovers and Mergers in relation to the resignation of Mr. Chidchai Vanasatidya as independent non-executive director of the Company.

Upon the resignation of Mr. Chidchai Vanasatidya as independent non-executive director, the Company only has two independent non-executive directors and the number of independent non-executive directors falls below the minimum number required under Rule 3.10(1) of the Rules Governing the listing of securities on The Stock Exchange of Hong Kong Limited. The Company will try its best to appoint such additional independent non-executive director within three months after the date of this announcement.

As at the date of this announcement, the directors comprise nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 8th March, 2005

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for an extension of time for the despatch of the circular to a date falling on or before 29th March, 2005.

Reference is made to the announcement dated 17th February, 2005 (the "Announcement") issued by C.P. Pokphand Co. Ltd. (the "Company") in relation to certain continuing connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). Terms defined in the Announcement shall have the same meaning when used herein unless the context otherwise requires.

In view of the number of Continuing Connected Transactions involved, additional time is required to compile the relevant information including certain projected trading information of the relevant CPP Subsidiaries and/or the relevant connected persons for the independent financial adviser of the Company to prepare its letter of advice for the purpose of inclusion in the circular, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules to the effect that the despatch of the circular in relation to the matters as detailed in the Announcement will be postponed to a date falling on or before 29th March, 2005.

As at the date of this announcement, the directors comprise nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 10th March, 2005